EXTERNAL ENVIRONMENT & BUSINESS FUNDAMENTALS Matthew Marsh, EVP & CFO Exhibit 99.3

PAGE 2 AGENDA • U.S. Economic Conditions • Housing Environment • North America Capacity

PAGE 3 KEY ECONOMIC INDICATORS STABLE GDP Growth Source: Bureau of Economic Analysis S&P Index Source: Yahoo! Finance GDP remains 2-3%. Market strong.

PAGE 4 KEY ECONOMIC INDICATORS STABLE Crude Oil USD$/Barrel Consumer Confidence Index Source: World Bank Oil prices stable. Continued strength in consumer confidence. Source: OECD

PAGE 5 KEY ECONOMIC INDICATORS STABLE U.S. Unemployment Rate Average Hourly Wage Source: Bureau of Labor Statistics Source: Bureau of Labor Statistics U.S. returned to near full employment. Wage growth in line with inflation.

PAGE 6 POLITICAL ENVIRONMENT ( + ) Corporate Tax Reform ↔ Infrastructure Bill ↔ NAFTA ↔ Mortgage Interest Deduction ↔ Healthcare ( - ) Immigration Policy / DACA

PAGE 7 U.S. NATURAL DISASTERS • Hurricanes Harvey and Irma marked the first time two Atlantic Category 4 hurricanes have made U.S. landfall in the same year. • Comparatively, Sandy (‘12) and Katrina (‘05) made landfall as Category 3s. • Hurricane impacted area represents ~15% of JH NA volume. • Plant City manufacturing operations were halted in anticipation of Hurricane Irma.

PAGE 8 SOLID CONFIDENCE & INVESTMENT IN HOUSING Residential Fixed Investment as % of GDP Source: Federal Reserve Economic Data, Federal Reserve Bank of St. Louis Real Estate Confidence Index Source: National Association of Realtors, Realtors Confidence Survey, June 2017 2008 2017

PAGE 9 GROWTH OF NEW HOUSING CONTINUES Housing Permits Source: U.S. Census Bureau

PAGE 10 GROWTH ACROSS NEW CONSTRUCTION SEGMENTS Housing Starts by Segment Thousands of Starts Positive growth in all segments. Single-family continues to outpace multi-family. Source: U.S. Census Bureau

PAGE 11 DEMAND EXCEEDING SUPPLY Source: Core Logic Case-Schiller Home Price Index U.S. Housing Supply # Months Supply Case-Shiller Home Price Index Supply remains tight. Prices continue to escalate. Source: Federal Reserve Economic Data, Federal Reserve Bank of St. Louis

PAGE 12 NEW OCCUPANT POPULATION EXISTS U.S. Population by Age Young Adults, 18-34, Living at Home Source: U.S. Census, American Community Survey Source: U.S. Census New residence eligible population living at home

PAGE 13 AFFORDABILITY REMAINS SIGNIFICANT HEADWIND Source: Urban Institute, CoreLogic, eMBS, HMDA, SIFMA Outstanding Credit & Student Loan Debt Borrower FICO Score at Origination Student debt continues to rise. Financing eligibility remains elevated. Source: Federal Reserve Economic Data

PAGE 14 AVAILABILITY OF LABOR CONTINUED CONCERN Source: NAHB % Builders Reporting Labor Shortages 2016

PAGE 15 REPAIR & REMODEL REMAINS STABLE GROWTH SEGMENT Source: U.S. Census Bureau, American Housing Survey Source: Hanley Wood Repair & remodel projects continue to grow at ~5% annually Average Age = 41 Years Repair & Remodel Project Growth Age of Housing Stock

PAGE 16 HISTORIC MARKET SHARE Present Future 100% JH wins against wood-look alternatives

PAGE 17 DEMAND TO DETERMINE FUTURE CAPACITY Future capacity decisions based on: - Geographic demand - Location - Product mix - Optimal delivered unit cost - Materials sourcing - Efficient freight - Skilled labor availability Peru, IL Pulaski, VA Summerville, SC Plant City, FL Prattville, AL Waxahachie, TX Cleburne, TX Fontana, CA Reno, NV Tacoma, WA

PAGE 18 HISTORIC & FUTURE CAPACITY UTILIZATION Current gross hours utilization ~94% FY09 FY11 FY13 FY15 FY17 FY19 FY21 • Protect 20% growth • 85% utilization trigger • Capacity adds to keep supply ahead of demand 100%

PAGE 19 TACOMA, WASHINGTON • Currently under construction • Expected commissioning Q1 FY19 • Nameplate capacity - 300 mmsqft/year • Plank, Backer, Heritage, ColorPlus® Technology • ~130 employees at full production • Site benefits • Low input cost • Proximity to growing markets

PRATTVILLE, ALABAMA GREENFIELD


Florence
Huntsville
Madison
Decatur
MISSISSIPPI
GEORGIA
Gadsden
Birmingham
Homewood
Hoover
Bessemer
Tuscaloosa
Anniston
Auburn
Phenix City
Tuskegee
Prattville
Montgomery
Troy
Dothan
Mobile
FLORIDA
Gulf of Mexico

- Anticipate ground breaking Q3 FY18
- Expected commissioning Q1 FY20
- Minimum nameplate capacity – 600 mmsqft/year
- Plan for diverse product capability
  - Plank, Trim, Backer, Heritage, ColorPlus® Technology
- ~200 – 275 employees at full production
- Site benefits
  - Low input cost
  - Skilled manufacturing workforce
  - Proximity to growing markets
  - Rail accessibility

James Hardie
PAGE 20

PAGE 21 KEY MESSAGES • U.S. economy strong • Housing recovery slow but steady • Capacity in place to support growth